MD HOLDINGS CORP.

Rong Qiao Economic Zone
Fuqing City
Fujian Province
People’s Republic of China
300500

_________
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This information statement (this “Information Statement”) is being mailed on or about November 6, 2009, to holders of record on November 4, 2009, of shares of common stock, $0.001 par value per share (the “Common Stock”), of MD Holdings Corp., a Nevada corporation (“MDHO” or the “Company”), in connection with an anticipated change in a majority of the members of the Company’s Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On November 5, 2009 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Hongkong Chenxin International Development Limited, a Hong Kong corporation (hereinafter referred to as “Chenxin”) and Fresh Generation Overseas Limited, a British Virgin Islands company and the sole shareholder of Chenxin (the “Stockholder”).  On the Closing Date, the Company acquired all of the issued and outstanding capital stock of Chenxin from the Stockholder in exchange for the issuance by the Company to the Stockholder of an aggregate of 12,000,000 newly-issued shares of the Company’s Common Stock (the “Share Exchange”), which constitutes approximately 60% of the Company’s issued and outstanding Common Stock.  The Share Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the Share Exchange resulted in a change in control of the Company.  Pursuant to the Exchange Agreement, the Board will expand its membership to eight (8) members, and Marshall Davis, the current sole director, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Principal Accounting Officer (“PAO”) of the Company, resigned from his positions as CEO, CFO and PAO of the Company effective upon the consummation of the Share Exchange.  Mr. Davis will resign from his position as director of the Company effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Share Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE SHARE EXCHANGE

Pursuant to the terms of the Share Exchange: (a) the Company acquired all of the issued and outstanding capital stock of Chenxin from the Stockholder, and in exchange, the Stockholder was issued an aggregate of twelve million (12,000,000) newly-issued shares of the Company’s Common Stock, which constitutes approximately sixty percent (60%) of the Company’s issued and outstanding Common Stock; and (b) the Share Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Act”), and under the applicable securities laws of the state or jurisdiction where the Stockholder resides.

Agreement of Director to Resign

In connection with the closing of the Share Exchange (the “Closing”), Marshall Davis, the sole director, CEO, CFO and PAO of the Company, resigned from his positions as CEO, CFO and PAO of the Company effective upon the consummation of the Share Exchange.  Mr. Davis will resign from his position as the sole director of the Company effective upon the 10th day following the mailing of this Information Statement.

Chen Min became a director of the Company effective upon the consummation of the Share Exchange.  Chen Qijie, You Jianli, Gao Juguang, Howard Barth, Wang Rui, Wang Changzhu and Qin Jingshou will become directors of the Company effective upon the 10th day following the mailing of this Information Statement.

BUSINESS

Information concerning the business of the Company and its results of operations and financial condition (including those of Chenxin and its wholly-owned subsidiary, Fuqing Guanwei Plastic Industry Co. Ltd. (“Guanwei”)) are incorporated by reference to its report on Form 8-K, filed with the SEC on November 6, 2009, which is available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

Prior to the closing of the Share Exchange, the Company’s authorized capital stock consisted of 500,000,000 shares of Common Stock, par value $0.001 per share, of which 20,717,183 were issued and outstanding and 10,000,000 shares of preferred stock, par value $0.001, none of which were issued or outstanding.

On November 5, 2009, the Company effectuated a 3.5 for 1 forward stock split (the “Forward Split”).  The number of shares of authorized Common Stock and the par value did not change as a result of the Forward Split. The record date for determining the shareholders entitled to receive the Forward Split shares was November 2, 2009. Consummation of the Forward Split did not result in a change in the relative equity position or voting power of the shareholders of the Company. The Forward Split resulted in the increase the number of shares of Common Stock issued and outstanding to 72,510,141.

Immediately prior to the Closing, 64,510,140 shares of Common Stock held by Marshall Davis were cancelled pursuant to the a Stock Purchase Agreement, dated November 5, 2009, between the Company and Mr. Davis. At the closing of the Share Exchange, the Company issued 12 million shares of Common Stock to the Stockholder. Following the consummation of the Share Exchange and as of the date of this Information Statement, 20,000,001 shares of Common Stock are issued and outstanding.

The following statements set forth the material terms of the Company’s Common Stock; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company’s Articles of Incorporation, a copy of which is filed as an exhibit to the Company’s SEC reports.

Common Stock

Holders of shares of the Company’s Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of Common Stock do not have cumulative voting rights.  Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore.  In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.  All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase our Common Stock.  There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions.  The payment of future dividends, if any, will be within the discretion of the Board.  We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future.  We have not paid any cash dividends on our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company’s Common Stock, after giving effect to the Share Exchange.  Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner	Amount of Direct Ownership After Share Exchange	Amount of Indirect Ownership After Share Exchange	Total Beneficial Ownership After Share Exchange	Percentage of Class (1)
Marshall Davis (2) 135 Carolstowne Road Reisterstown, MD 21136 USA	1,114,860	–	1,114,860	5.6%

Fresh Generation Overseas Limited (3) Rong Qiao Economic Zone Fuqing City Fujian Province, 300500 People’s Republic of China	12,000,000	–	12,000,000	60%

Security Ownership of Management Directors and Officers

The following table sets forth the ownership interest in the Company’s Common Stock of all directors and officers, individually and as a group, after giving effect to the Share Exchange and the expiration of the ten (10) day time period following the mailing of this Information Statement.  Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner (4)	Amount of Direct Ownership After Share Exchange	Amount of Indirect Ownership After Share Exchange		Total Beneficial Ownership After Share Exchange	Percentage of Class (1)
Chen Min, Chairman and CEO	–	3,264,000	(3)	3,264,000	16.3%
Chen Qijie, Director	–	2,184,000	(3)	2,184,000	10.9%
You Jianli, Director	–	4,368,000	(3)	4,368,000	21.8%
Gao Juguang, Director	–	2,184,000	(3)	2,184,000	10.9%
Wang Changzhu, Director	–	–		–	–
Wang Rui, Director	–	–		–	–
Howard Barth, Director	–	–		–	–
Qin Jingshou, Director	–	–		–	–
Yang Feng, Chief Financial Officer	–	–		–	–
ALL DIRECTORS AND OFFICERS AS A GROUP:		12,000,000		12,000,000	60%

(1)
Applicable percentage of ownership is based on 20,000,001 shares of Common Stock outstanding as of the date of this Information Statement, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the date of this Information Statement for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and insider trading regulations. The percentage computation is for form purposes only.

(2)
Immediately prior to the Share Exchange, Marshall Davis, the former sole officer and sole director of the Company, owned 65,625,000 shares of our Common Stock, which constituted 90.50% of the issued and outstanding shares of our Common Stock. Simultaneously with the consummation of the Share Exchange, Mr. Davis entered into a Stock Purchase Agreement with the Company pursuant to which Mr. Davis delivered 64,510,540 shares of our Common Stock held by him for cancellation in exchange for the transfer by the Company to Mr. Davis of all the issued and outstanding capital stock of MD Mortgage Corporation, the wholly-owned subsidiary of the Company (“MD Mortgage”). MD Mortgage has no operations and nominal assets.

As part of the Share Exchange, Marshall Davis resigned from all of his positions as an officer and director of the Company. His resignation as an officer was effective as of the Closing Date and his resignation as a Director will become effective not earlier than ten (10) days after the date of mailing of this Information Statement, in accordance with Rule 14f-1 under the Exchange Act.

(3)
Chen Min, Chen Qijie, You Jianli and Gao Juguang previously owned all of the issued and outstanding shares of Fresh Generation Overseas Limited, our principal stockholder following the Share Exchange, in the following proportions: Chen Min (27.2%), You Jianli (36.4%), Chen Qijie (18.2%), Gao Juguang (18.2%).

In November 2008, Chen Qijie, You Jianli and Gao Juguang transferred their interests in Fresh Generation Overseas Limited to Chen Min, as trustee, to hold such interests in trust for their benefit. Chen Qijie, You Jianli and Gao Juguang retain the power to direct Chen Min regarding how to vote or dispose of the shares held in trust.

Also in November 2008, Chen Min entered into a trust agreement with Bank Yu Po Fung, as trustee, to hold the shares of Fresh Generation Overseas Limited in trust for Chen Min. Chen Min retains investment and voting control over such shares, and accordingly he is the indirect beneficial owner of the shares of our Common Stock held by Fresh Generation Overseas Limited. However, by virtue of the first trust arrangement, Chen Qijie, You Jianli and Gao Juguang are also deemed to beneficially own the shares of our Common Stock held by Fresh Generation Overseas Limited in proportion to their respective interests in the trust assets.

(4)	Each beneficial owner has the same address as the Company.

Involvement in Legal Proceedings

The Company is not aware of any material proceeding to which any of the beneficial owners, directors or officers identified above is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the officers or directors of the Company have:

(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

Following the Closing on November 5, 2009, Marshall Davis, a director of the Company holding 1,114,860 shares of Common Stock, timely filed a report of ownership (Form 3) with the SEC upon the Company registering securities on Form 8-A and becoming subject to the reporting obligations of the Exchange Act.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC.  Promptly following the Share Exchange, Chen Min was appointed as Chairman, President and CEO and Yang Feng was appointed as CFO, and they will each file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act.  Chen Min also became a director of the Company effective upon the consummation of the Share Exchange.  Chen Qijie, You Jianli, Gao Juguang, Howard Barth, Wang Rui, Wang Changzhu, and Qin Jingshou will become directors of the Company effective upon the 10th day following the mailing of this Information Statement and will each file Form 3’s in compliance with their reporting obligations under Section 16(a) of the Exchange Act.

MANAGEMENT OF THE COMPANY

Board of Directors and Management Prior to the Share Exchange

The directors and executive officers immediately prior to the consummation of the Share Exchange are as follows:

Name	Age	Position Held	Experience
Mr. Marshall Davis	40	President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Chairman of the Board of Directors
Mr. Davis founded the Company in 1999, and has served as President, Chief Executive Officer, and Chairman of the Board of Directors since inception.  In such capacity, Mr. Davis has been responsible for managing the day-to-day operations of the Company as well as generating mortgagees as a loan officer.  Mr. Davis previously worked as a mortgage broker at various mortgage companies where his responsibilities included generating loans by marketing toward realtors and builders to obtain their business and working with homebuyers to gather information for them in order to complete the home-buying transaction.  Mr. Davis is a licensed CPA and received a B.A. from the University of Maryland in 1992.

Marshall Davis resigned from his positions as CEO, CFO and PAO of the Company effective upon the consummation of the Share Exchange, and will resign from his position as director of the Company effective upon the 10th day following the mailing of this Information Statement.

Board Meetings and Committees

During the year ended December 31, 2009, the Company did not hold any meetings of its Board of Directors; the Board acted by means of unanimous written consents in lieu of a meeting when required.  Currently, the Company does not have a policy on board meeting attendance.

Currently, the Company does not have a nominating committee.  In the opinion of the Board, the constitution of such committee at this time is not necessary because the Board as a whole performs the functions that would otherwise be performed by this committee.  The Company does not have a formal policy with respect to the consideration of director candidates recommended by security holders, due to the fact that the entire Board evaluates such proposals in light of its duties.  The Company has no compensation committee because, prior to the Share Exchange, the Company did not provide compensation to its officers or directors.  The Company does not have an independent audit committee, and the Board as a whole has been responsible for the audit committee function.  In addition, the Company does not have a designated audit committee financial expert due to the fact that the entire Board performs these functions and the Company is not required to designate such an expert.  The Company does not currently have charters for a nominating committee, compensation committee or audit committee.

As our sole director prior to the consummation of the Share Exchange is an executive officer of the Company, he is not "independent" as defined under NASDAQ Rules and the relevant rules promulgated under the Exchange Act.

Currently, the Board does not have a process for security holders to send communications to the Board because, prior to the Share Exchange, the Company had limited stockholders and operations.  It is contemplated that the Board will form such committees, adopt charters for each committee, and adopt such procedures as promptly as practicable after the expiration of the 10-day period following the mailing of this Information Statement.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After the Share Exchange

The following table sets forth information regarding directors, nominees for director and executive officers of the Company, including their ages as of November 5, 2009, after giving effect to the Closing of the Share Exchange and after the expiration of the ten (10) day time period following the mailing of this Information Statement.  All of our directors hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified.  Executive officers serve at the request of the Board of Directors.

Name	Age	Position(s)	Experience
Chen Min	40	Chairman of the Board of Directors, Chief Executive Officer, President
Mr. Chen is the founder of Guanwei and has served as  its Chief Executive Officer and Chairman of the Board of Directors since inception in 2005; from 1999 to 2005, Mr. Chen served as Chief Executive Officer and Chairman of the Board of Directors of Fuqing Huanli Plastic Corp. He holds a Bachelors degree in economics from Xiamen University.  Mr. Chen studied at both Japan Arsker College and Japan University and obtained degrees in economics, and obtained a Masters degree in innovative administration from Tsing Hua University in 2009. While in Japan, Mr. Chen completed a study of the advanced Japanese recycling business and upon returning to China in 1999, he established Gaoming Plastics Inc., a plastic recycling business.  Mr. Chen has been working since to expand the scale and level of recycling in China in a cost-efficient way.

Chen Qijie	42	Director
Mr. Qijie has served as Vice General Manager of Guanwei since 2005; from 2002 to 2005, he served as Vice General Manager of Fuqing Huanli Plastic Corp., and prior to that, he worked as a sales representative and then sales manager at Fuqing Gaoming Plastics.  Mr. Qijie earned a diploma in chemistry from Fuzhou University.

You Jianli	47	Director
Mr. Jianli has served as Workshop General Manager of Guanwei since 2005; prior to that, he worked with Mr. Chen at Gaoming Plastics Inc. Mr. You worked for a steel recycling company and plastic recycling and reuse companies in the 1990s.  He also served as Vice General Manager and General Manager of Fujian Yongchao Shoe Manufacture Corp. for 8 years, from 1997 to 2005. He earned a diploma in mechanical engineering from Fuzhou Mechanical College in 1983.

Gao Juguang	46	Director
Mr. Juguang has served as Sales Director of Guanwei since 2005, and during that time, he has successfully developed over 200 client relationships for company in over 10 provinces. Prior to joining Guanwei, he served as Sales Manager of Fujian Zhenyun Plastics Corp., Fujian Yatong Plastics Corp. and Rongyin Plastics Corp. from 1997 to 2005. He earned a diploma in chemistry from Fuzhou University in 1982.

Wang Changzhu	36	Director
Mr. Changzhu has served on the Board of Directors of Guanwei since 2004.  He founded and has served as President and CEO of Shandong Rongchen Real Property Development Corp. since 2004.  He earned a Bachelors degree in business administration from Yokohama National University in 1995.

Wang Rui	39	Director
Mr. Rui has served on the Board of Directors of Guanwei since 2004.  In 2002, Mr. Rui founded and has served as President and CEO of Tianjin Yuanchuang Shuntian Architech Design & Consulting Inc.  He earned a Bachelors degree in English Literature from Tianjin Foreign Studies University in 1991 and a Bachelors degree in Business & Commerce from University of Tokyo in 1997.

Howard Barth	57	Director
Mr. Barth has served on the Board of Directors of Guanwei since 2005. Also since 2005, he served as President, CEO and as a director of Yukon Gold Corp.,  Mr. Barth is currently a director of Nuinsco Resources Limited (a TSX listed exploration company), New Oriental Energy & Chemical Corp. (a NASDAQ listed company) and Orsus Xelent Technologies, Inc. (an AMEX-listed company).  He is also currently a director for Uranium Hunter Corporation (an OTC BB company).  Mr. Barth has operated his own public accounting firm in Toronto, Canada since 1985, and has over 26 years of experience as a certified accountant.  He is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants. He earned a Bachelors and Masters degree in accounting from York University.

Qin Jingshou	38	Director
Mr. Jingshou has served on the Board of Directors of Guanwei since 2004.  In 2000, he founded and has served as General Manager of Fuqing Yonghe Plastic & Rubbery Corp. inception.  Prior to that he spent 8 years working for various plastic companies in sales and marketing.  He earned a Bachelors degree in Mathematics from Fujian Normal University in 1993.

Yang Feng	40	Chief Financial Officer, Secretary, Treasurer
Mr. Yang has served as Chief Financial Officer of Guanwei since 2009; from 2007 to 2009, he served as Chief Financial Officer of Xi’An Li Ao Technology Inc. From 2003 to 2006, he worked as the financial controller for China Diary Group Limited (CHDA, Singapore Securities Exchange listing) and served as the Chief Financial Officer for Xi'An Silver Bridge Bio-tech Corp. (a Singapore listing corp.) from 2001 to 2003. Mr. Yang is a certified public accountant in China and has over 18 years of accounting experience.  He earned a Bachelors degree in Accounting from China Northwest University.

None of the above has received any compensation from the Company prior to the Share Exchange, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

Chen Min became a director of the Company effective upon the consummation of the Share Exchange.  Chen Qijie, You Jianli, Gao Juguang, Howard Barth, Wang Rui, Wang Changzhu, and Qin Jingshou will become directors of the Company effective upon the 10th day following the mailing of this Information Statement.

Certain Significant Employees

None.

Family Relationships

None.

Certain Relationships and Related Transactions

Exchange Agreement

On the closing date of the Share Exchange, the Company acquired all of the issued and outstanding capital stock of Chenxin from the Stockholder in exchange for the issuance to the Stockholder of 12 million newly-issued shares of Common Stock pursuant to the terms of the Exchange Agreement. As a result of the Share Exchange, the Stockholder beneficially owns sixty percent (60%) of the voting capital stock of the Company. All the shares of the Stockholder are held in trust for Chen Min, the President, CEO and Chairman of the Board of Guanwei. See “Security Ownership of Certain Beneficial Owners and Management” for additional information. Upon the execution of the Exchange Agreement, Marshall Davis resigned from each of his officer positions with the Company and Chen Min was appointed to serve as Chairman, Chief Executive Officer and President of the Company. Additionally, Yang Feng was appointed to serve as Chief Financial Officer.

Purchase Agreement

Simultaneously with the consummation of the Share Exchange, Marshall Davis entered into a Stock Purchase Agreement with the Company pursuant to which Mr. Davis delivered to the Company 64,510,540 shares of our Common Stock held by him for cancellation. In consideration for those shares, the Company transferred to Mr. Davis of all the issued and outstanding capital stock of MD Mortgage Corporation, a wholly-owned subsidiary of the Company (“MD Mortgage”). MD Mortgage has no operations and nominal assets.

The Company does not currently have a written policy or procedure for the review, approval or ratification of related-party transactions.  It is contemplated that the Board will adopt such policies and procedures as promptly as practicable after the expiration of the 10-day period following the mailing of this Information Statement.

Director Independence

The following non-employee directors of the Company, each of whom will take office after giving affect to the Share Exchange and the expiration of the ten (10) day time period following the mailing of this Information Statement, are independent pursuant to Nasdaq Rules and the rules of the Securities and Exchange Commission:

Howard Barth
Wang Rui
Wang Changzhu
Qin Jingshou

The following directors are not independent pursuant to Nasdaq Rules and the rules of the Securities and Exchange Commission: Chen Min, Chen Qijie, You Jianli, and Gao Juguang.

EXECUTIVE COMPENSATION

The following is compensation disclosure with regard to Chenxin and its wholly-owned subsidiary, Guanwei, which comprise the Company’s sole operations following the consummation of the Share Exchange.

Summary Compensation Table

The following table sets forth compensation information concerning all cash and non-cash compensation awarded to, earned or paid to certain of all executive officers and other key employees of the Company who were serving as of the date of this Information Statement for services in all capacities during the last two (2) completed fiscal years ended December 31, 2008 and 2007. The compensation listed below was paid to our officers by Guanwei.  The following information includes the U.S. dollar value, based on the exchange rate of the RMB to U.S. dollars on September 29, 2009, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Chen Min, CEO and Chairman	2007 2008	5,273 5,273							5,273 5,273

Chen Qijie, Vice General Manager	2007 2008	5,273 5,273							5,273 5,273

You Jianli, Workshop Manager	2007 2008	5,273 5,273							5,273 5,273

Gao Juguang, Operation Manager	2007 2008	5,273 5,273							5,273 5,273

You Jianming, Operation Manager	2007 2008	5,273 5,273							5,273 5,273

Gao Fei, Vice Workshop Manager	2007 2008	6,152 6,152							6,152 6,152

(1)
Chen Min’s base salary for the fiscal years ended December 31, 2007 and 2008 was RMB 36,000, and RMB 36,000, respectively, or $5,273 for each year (based on the exchange rate of RMB to U.S. dollars on September 29, 2009).

(2)
Chen Qijie’s base salary for the fiscal years ended December 31, 2007 and 2008 was RMB 36,000, and RMB 36,000, respectively, or $5,273 for each year (based on the exchange rate of RMB to U.S. dollars on September 29, 2009).

(3)
You Jianli’s base salary for the fiscal years ended December 31, 2007 and 2008 was RMB 36,000, and RMB 36,000, respectively, or $5,273 for each year (based on the exchange rate of RMB to U.S. dollars on September 29, 2009).

(4)
Gao Juguang’s base salary for the fiscal years ended December 31, 2007 and 2008 was RMB 36,000, and RMB 36,000, respectively, or $5,273 for each year (based on the exchange rate of RMB to U.S. dollars on September 29, 2009).

(5)
You Jianming’s base salary for the fiscal years ended December 31, 2007 and 2008 was RMB 36,000, and RMB 36,000, respectively, or $5,273 for each year (based on the exchange rate of RMB to U.S. dollars on September 29, 2009).

(6)
Gao Fei’s base salary for the fiscal years ended December 31, 2007 and 2008 was RMB 42,000, and RMB 42,000, respectively, or $6,152 for each year (based on the exchange rate of RMB to U.S. dollars on September 29, 2009).

Each of the executive officers of the Company has entered into standard employment contracts with Guanwei. The contracts have 3-year terms and are otherwise consistent with the standard form prescribed by the Fujian Labor and Social Security Administration. The amounts listed in the table above were paid by Guanwei. We have no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees, but our Board of Directors may recommend adoption of one or more such programs in the future.

None of the directors or officers have any stock options.

Executive Compensation

Guanwei’s compensation program is designed to provide its executive officers with competitive remuneration and to reward their efforts and contributions to the Company. Elements of compensation for our executive officers include base salary and cash bonuses.

Before we set the base salary for our executive officers, we research the market compensation in the Fujian Province for executives in similar positions with similar qualifications and relevant experience, and add a premium as an incentive to attract high-level employees. Company performance does not play a significant role in the determination of base salary.

Cash bonuses may also be awarded to our executives on a discretionary basis at any time. Cash bonuses are also awarded to executive officers upon the achievement of specified performance targets, including annual revenue targets for the Company.

Director Compensation

Guanwei did not provide any compensation to its directors in the fiscal year ended December 31, 2008. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Prior to the Share Exchange, Marshall Davis, the sole director and officer of MDHO was not receiving compensation for his services.

Employment Agreements

Guanwei has a labor contract with each employee as required by law in the PRC. The labor contract mainly includes working content, contract period, working time, payment and other terms.

Benefit Plans

The Company has no stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees; however our Board may recommend the adoption of one or more such programs in the future.

In accordance with Chinese law, Guanwei offers a welfare program pursuant to which it pays pension, accident, medical, birth, job and house allowance payments for all contract employees of Guanwei.

Executive and Director Compensation Prior to the Share Exchange

Prior to the closing of the Share Exchange, the executives and directors of the Company did not receive any compensation.  Marshall Davis resigned as CEO, CFO and PAO, effective as of the Closing Date.  Marshall Davis’s resignation from his position as the sole director of the Company will be effective upon the expiration of the ten (10) day time period following the mailing of this Information Statement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while servicing as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

On the tenth day following the mailing of this Information Statement to the Company’s stockholders, Chen Qijie, You Jianli, Gao Juguang, Howard Barth, Wang Rui, Wang Changzhu, and Qin Jingshou will be appointed as directors of the Company.  At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

[Remainder of the Page Left Intentionally Blank]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement regarding a change in the majority of the Board to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 6, 2009

MD HOLDINGS CORP.

By:	/s/ Chen Min
Name: Chen Min
Title: Chief Executive Officer